UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

VIA Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
92554T103
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92554T103

1	NAMES OF REPORTING PERSONS Lawrence K. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,168,050

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,168,050

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,168,050

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on (i) 20,558,446 shares of the Issuer’s Common Stock outstanding as of November 9, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q dated November 15, 2010, (ii) 715,682 shares of the Issuer’s Common Stock that may be received upon the exercise of currently exercisable stock options, and (iii) 32,708 shares of the Issuer’s Common Stock that may be received upon the exercise of stock options that will become exercisable on February 28, 2011.

Page 2 of 5 Pages

CUSIP No.	92554T103

Item 1(a).	Name of Issuer:
VIA Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
750 Battery Street, Suite 330
San Francisco, California 94111

Item 2(a).	Name of Person Filing:
Lawrence K. Cohen
Item 2(b). Address of Principal Business Office or, if none, Residence:
750 Battery Street, Suite 330
San Francisco, California 94111
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock, $0.001 par value per share
Item 2(e). CUSIP Number:
92554T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
The information in Items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G is hereby incorporated by reference into this Item 4. The number of shares beneficially owned by Mr. Cohen contained in this Schedule 13G is calculated as of December 31, 2010. The 1,168,050 shares as to which Mr. Cohen has sole voting and dispositive power include 715,682 shares that may be received upon the exercise of currently exercisable stock options and 32,708 shares that may be received upon the exercise of stock options that will become exercisable on February 28, 2011.

Page 3 of 5 Pages

CUSIP No.	92554T103

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Page 4 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011
Signature: /s/ Lawrence K. Cohen
Name and Title: Lawrence K. Cohen, President & Chief Executive Officer of VIA Pharmaceuticals, Inc.

Page 5 of 5 Pages